29 July 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 90,300 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1437.4600 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,895,130 ordinary shares in treasury, and has 1,091,271,505 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 22,015,350 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 80,400 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €16.1866 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 76,962,794 ordinary shares in treasury, and has 972,470,159 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 19,849,400 shares.